SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. ___)*


                  Paul Harris Stores, Inc.
                      (Name of Issuer)

               Common Stock, without par value
               (Title of Class of Securities)

                         703555 20 1
                       (CUSIP Number)

                    Charlotte G. Fischer
                       6003 Guion Road
                 Indianapolis, Indiana 46254
                       (317) 293-3900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 22, 1996
   (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 703555 20 1

(1)     NAMES OF REPORTING PERSONS S.S. OR I.R.S.
        IDENTIFICATION NOS. OF ABOVE PERSONS

        Charlotte G. Fischer

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)

   (a)  [   ]
   (b)  [   ]

(3)     SEC USE
        ONLY_____________________________________________

(4)     SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (SEE ITEM 3)
(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E) [    ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF
        AMERICA

Number of            (7)  SOLE VOTING POWER        658,733{1}
Shares Beneficially  (8)  SHARED VOTING POWER          -0-
Owned by Each        (9)  SOLE DISPOSITIVE POWER   658,733{1}
Reporting Person     (10) SHARED DISPOSITIVE POWER    -0-

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON  658,733{1}

(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS) [X]1

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
        (SEE ITEM 5)

(14)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  IN


__________
{1 }Excludes 2,400 shares owned by members of Ms. Fischer's family as to which Ms. Fischer disclaims beneficial ownership.


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ITEM 1.      SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, without par value, ("Common Stock") of Paul Harris Stores, Inc. ("Issuer"), an Indiana corporation. Issuer's principal executive offices are located at 6003 Guion Road, Indianapolis, Indiana 46254.

ITEM 2.      IDENTITY AND BACKGROUND.

        (a)  Charlotte G. Fischer

        (b)  6003 Guion Road
             Indianapolis, Indiana 46204

        (c)  Ms. Fischer is the Chairman of the Board,
             President and Chief Executive Officer of Issuer, whose address is provided in Item 2(b).

        (d) During the last five years, Ms. Fischer has not been convicted in any criminal proceeding
             (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Ms. Fischer has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Ms. Fischer, enjoining Ms. Fischer from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Ms. Fischer is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Ms. Fischer holds 39,400 shares of Common Stock, which she acquired through 12/12/95 using personal funds.
        Members of Ms. Fischer's family hold an additional
        2,400 shares, as to which Ms. Fischer disclaims beneficial ownership.

        Ms. Fischer has the right to acquire beneficial ownership (immediately or within sixty days) of an additional 619,333 shares of Common Stock pursuant to options issued to her in connection with her employment with Issuer. Exercise prices for the options follow:
        75,000 shares at $1.31; 100,000 shares at 2.125; 11,000
        shares at $4.75; 333,333 shares at $5.68; and 100,000
        shares at $17.50. The aggregate exercise price for all options is $4,006,331. The options expire at various dates from 7/23/04 to 11/22/06. If Ms. Fischer elects to exercise the options, she intends to use personal funds or engage in a cashless exercise.

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ITEM 4.      PURPOSE OF TRANSACTION.

        Ms. Fischer acquired her beneficial ownership in connection with her position with Issuer, first as a director and subsequently as Chairman of the Board, President, and Chief Executive Officer. Ms. Fischer's current positions provide her the opportunity to exercise significant influence over the management and affairs of Issuer.

        Ms. Fischer intends to change the form of her beneficial ownership from time to time by exercising options to purchase additional shares of Common Stock. Ms. Fischer also may sell shares of Common Stock from time to time, as market conditions allow, to diversify her personal investment portfolio and to provide liquidity.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of 5/30/97, Ms. Fischer owned of record 39,400 shares of Common Stock. Ms. Fischer disclaims beneficial ownership of an additional 2,400 shares of Common Stock owned of record by members of Ms. Fischer's family.

             Ms. Fischer has the right to acquire beneficial ownership (immediately or within sixty days) of an additional 619,333 shares of Common Stock through the exercise of stock options.

             Thus, Ms. Fischer beneficially owns 658,733 shares of Common Stock.

             Ms. Fischer's beneficial ownership represents 5.6% of the Common Stock, based upon a total of 11,118,487 shares of Common Stock outstanding, which total includes outstanding shares of Nonvoting Common Stock that are presently convertible at the request of the holder thereof into an equivalent number of shares of Common Stock.

        (b) Ms. Fischer is deemed to have sole power to direct the vote and disposition of all 658,733 shares beneficially owned.

        (c) The following transaction was effected within the past sixty days: Pursuant to a Stock Option Agreement dated as of 4/29/94 between Ms. Fischer and Issuer, Ms. Fischer's rights vested in options on 166,667 shares of Common Stock on 4/29/97. The options have an exercise price of $5.68 and became exercisable as of April 29, 1997.

        (d)  Not applicable.

        (e)  Not applicable.

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ITEM 6.      CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

        Pursuant to a Stock Option Agreement dated as of 4/29/94 between Ms. Fischer and Issuer, Ms. Fischer has been granted the right to acquire an additional 16,667 shares of Common Stock at a price per share of $5.68, subject, among other things to Ms. Fischer's remaining continuously employed by Issuer through 4/29/98, when the options will become exercisable.

        The terms of Ms. Fischer's employment with Issuer also provide that Issuer will grant awards of options to purchase at least 100,000 shares of Common Stock during each fiscal year after fiscal 1997 contingent upon Issuer's achieving a specified target for net pretax income. The nontransferable options are exercisable only while Ms. Fischer is employed by Issuer and will have an exercise price equal to the fair market value of such shares on the date of the grant.

        In connection with a public offering conducted by the Company and a holder of shares of Nonvoting Common Stock, Ms. Fischer has agreed with the offering's underwriters not to offer or sell any shares of Common Stock for a period of 120 days from the 5/13/97 effective date of the offering's prospectus without the prior written consent of the underwriters.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

        EXHIBIT   TITLE

        10   (a)  Stock Option Agreement dated as of April 29,
                  1994, between Issuer and Charlotte G. Fischer
                  (incorporated by reference from Issuer's
                  Form 10-K for the fiscal year ended January
                  28, 1995).

             (b) Amended and Restated Employment Agreement between Issuer and Charlotte G. Fischer dated June 17, 1996 (incorporated by reference from Issuer's Form 10-Q for the fiscal quarter ended August 3, 1996).

             (c)  Amendment to Employment Agreement between
                  Issuer and Charlotte G. Fischer dated
                  November 22, 1996 (incorporated by reference from Issuer's Form 10-K for the fiscal year ended February 1, 1997).

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                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/S/ CHARLOTTE G. FISCHER
Charlotte G. Fischer

Dated: June 2, 1997


                        EXHIBIT INDEX

        10   (a)  Stock Option Agreement dated as of April 29,
                  1994, between Issuer and Charlotte G. Fischer
                  (incorporated by reference from Issuer's
                  Form 10-K for the fiscal year ended January
                  28, 1995).

             (b) Amended and Restated Employment Agreement between Issuer and Charlotte G. Fischer dated June 17, 1996 (incorporated by reference from Issuer's Form 10-Q for the fiscal quarter ended August 3, 1996).

             (c)  Amendment to Employment Agreement between
                  Issuer and Charlotte G. Fischer dated
                  November 22, 1996 (incorporated by reference from Issuer's Form 10-K for the fiscal year ended February 1, 1997).


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